Exhibit 21.1
Subsidiaries of the registrant are as follows:

State of Incorporation or Organization
BMC West, LLC	Delaware
BMC Texas Sales, LLC	Delaware
SelectBuild Construction, Inc.	Delaware
BMC Corporate Services, LLC	Delaware
BMC East, LLC	North Carolina
BMC Procurement, LLC	Delaware
BMC Window & Door Southeast, LLC	Delaware
Old CFC, LLC	Delaware
Stock Building Supply Midwest, LLC	Delaware